February 5, 2024

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Re: Collaborative Investment Series Trust, File Nos. 333-221072 and 811-23306

Dear Ms. Miller:

On December 14, 2023, you provided oral comments with respect to certain Securities and Exchange Commission filings of Greenwich Ivy Long-Short Fund (the “Fund”), a series of the Collaborative Investment Series Trust (the “Registrant”). Please find below the Fund’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: With respect to the performance chart disclosure in the Fund’s annual report to shareholders, please include disclosure that provides the Fund’s annual operating expense ratio (including any acquired fund fees and expenses) as set forth in the Fund’s most recent prospectus and consider providing a reference to the Fund’s financial highlights tp provide more current expense information.

Response: The Fund will include such disclosure in future shareholder report filings.

Comment 2: In the Fund’s financial statements in its annual report, please expand on the note regarding shorts sales to include details regarding the collateral and any fees associated with the borrowing of a security.

Response: The Fund will provide the requested information regarding any short sales in future shareholder reports.

Comment 3: Please include information in the Notes section of the shareholder reports to include disclosure, including amounts, regarding the Fund’s commitments and contingencies with respect to the Fund’s operating expense limitation agreement.

Response: The Fund will include such disclosure in future shareholder report filings.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,

/s/ Andrew Davalla
Andrew Davalla